Resolution of the Board of Directors

On August 12, 2011, the Board of Directors of POSCO resolved to distribute 2011 interim dividends as follows:

1. Interim Dividends per Share: KRW 2,500 in cash
2. Total Amount of Interim Dividends: KRW 193,111,110,000
3. Distribution Date: August 25, 2011 (Seoul time)